UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021
Commission File Number 001-38209
DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar Announces the Filing of Its Annual Report on Form 20-F for Fiscal Year 2020

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--April 30, 2021--Despegar.com, Corp. (NYSE: DESP), (“Despegar”), the leading online travel company in Latin America, today announced that its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 was filed with the U.S. Securities and Exchange Commission (“the SEC”) on April 30, 2021 and is available on Despegar’s web site: https://investor.despegar.com/home/default.aspx or at http://www.sec.gov.

Investors can receive a printed copy of this report, including the Company's complete audited financial statements, free of charge upon request by contacting Natalia Nirenberg at natalia.nirenberg@despegar.com

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 690,000 accommodation options, as well as more than 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Contacts

IR Contact
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: April 30, 2021